UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Ark Restaurants Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

040712101
(CUSIP Number)

Michael S. Emanuel, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Partners Corporation

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	54,372

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	54,372

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	54,372

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	1.51%

14. Type of Reporting Person	BD, IA, CO

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	87,568

8. Shared Voting Power	-0-

9. Sole Dispositive Power	87,568

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	87,568

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	2.43%

14. Type of Reporting Person	PN

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	21,435

8. Shared Voting Power	-0-

9. Sole Dispositive Power	21,435

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	21,435

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.6%

14. Type of Reporting Person	CO

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Arbitrage B Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	32,043

8. Shared Voting Power	-0-

9. Sole Dispositive Power	32,043

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	32,043

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.89%

14. Type of Reporting Person	PN

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Offshore B Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	12,128

8. Shared Voting Power	-0-

9. Sole Dispositive Power	12,128

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	12,128

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.34%

14. Type of Reporting Person	CO

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Marathon Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	31,812

8. Shared Voting Power	-0-

9. Sole Dispositive Power	31,812

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	31,812

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.88%

14. Type of Reporting Person	CO

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Marathon Offshore Fund, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	21,364

8. Shared Voting Power	-0-

9. Sole Dispositive Power	21,364

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	21,364

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.6%

14. Type of Reporting Person	CO

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Common Stock (the “Common Stock”), of Ark Restaurants Corp. The address of the Issuer’s principal executive offices is 85 Fifth Avenue, New York, New York 10003.

Item 2.	Identity and Background

Loeb Arbitrage Fund (“LAF”), 61 Broadway, New York, New York, 10006, is a New York limited partnership. Its general partner is Loeb Arbitrage Management, LLC, (“LAM”), a Delaware corporation, with the same address. Loeb Arbitrage B Fund LP (“LAFB”) is a Delaware limited partnership. Its general partner is Loeb Arbitrage B Management, LLC. The President of these general partners is Gideon J. King. Loeb Partners Corporation (“LPC”), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Gideon J. King is Executive Vice President. Loeb Holding Corporation (“LHC”), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Loeb Offshore Fund, Ltd., (“LOF”) and Loeb Offshore B Fund Ltd. (“LOFB”) are each a Cayman Islands exempted company. Loeb Offshore Management, LLC (“LOM”) is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LOFB. Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. Loeb Marathon Fund, LP (“LMF”) is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. (“LMOF”) is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. The individuals named above are United States citizens. None of the entities or individuals named in this Item 2 have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Compensation

Shares of Common Stock were acquired by LAF, LPC**, LOF, LMF, LMOF, LAFB and LOFB in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.	Purpose of Transaction

LAF, LPC**, LOF, LMF, LMOF, LAFB and LOFB (“Loeb”) have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The persons reporting hereby owned the following shares of Common Stock as of October 28, 2008.

Shares of Common Stock
Loeb Arbitrage Fund	87,568
Loeb Partners Corporation**	54,372
Loeb Offshore Fund Ltd.	21,435
Loeb Marathon Fund LP	31,812
Loeb Marathon Offshore Fund, Ltd.	21,364
Loeb Arbitrage B Fund LP	32,043
Loeb Offshore B Fund Ltd.	12,128

Total	260,722

Shares of Common Stock constitute 7.25% of the 3,596,799 outstanding shares of Common Stock as reported by the issuer.

** Shares of Common Stock purchased for accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

(b)	See paragraph (a) above.

(c)	The following purchases and sales (-) of Common Stock have been made since our last filing:

Purchases and Sales (-) of Common Stock

	Date	Shares	Average Price
Loeb Partners Corp.	10/27/08	-158	13.0349
	10/24/08	-22	14.0025
	10/20/08	-79	16
	10/17/08	-28	15.11
	10/16/08	-22	15.5
	10/14/08	-129	16
	10/13/08	-158	16
	10/10/08	-6	15.6
	10/09/08	-34	15.43
	10/08/08	-6	15.75
	10/07/08	-68	15.4417
	10/06/08	-22	15.5
	10/02/08	-57	15.3
	10/01/08	-59	15.6195
	10/01/08	-197	15.3136
	09/30/08	-131	16.35
	09/26/08	-6	18.25
	09/24/08	-122	18.636
	09/19/08	-32	19
	09/18/08	-12	19.06
	09/17/08	-57	19.03
	09/17/08	-10	19.5
	09/16/08	-28	21.29
	09/15/08	-57	21.0765
	09/12/08	-68	21.5317
	09/10/08	-6	22.22
	09/09/08	-12	21.275
	09/05/08	-459	21.5038
	09/04/08	-500	22.701

	Date	Shares	Average Price
Loeb Arbitrage Fund	10/27/08	-940	13.0349
	10/24/08	-134	14.0025
	10/20/08	-472	16
	10/17/08	-168	15.11
	10/16/08	-136	15.5
	10/14/08	-766	16
	10/13/08	-940	16
	10/10/08	-34	15.6
	10/09/08	-202	15.43
	10/08/08	-34	15.75
	10/07/08	-403	15.4417
	10/06/08	-134	15.5

	10/02/08	-336	15.3
	10/01/08	-508	15.6195
	10/01/08	-1826	15.3136
	09/30/08	-780	16.35
	09/26/08	-34	18.25
	09/24/08	-730	18.636
	09/19/08	-192	19
	09/18/08	-68	19.06
	09/18/08	-400	18.5025
	09/17/08	-339	19.03
	09/17/08	-61	19.5
	09/17/08	-400	18.8955
	09/16/08	-170	21.29
	09/15/08	-339	21.0765
	09/12/08	-407	21.5317
	09/10/08	-34	22.22
	09/09/08	-68	21.275
	09/05/08	-2753	21.5038

	Date	Shares	Average Price
Loeb Offshore Fund, Ltd.	10/27/08	-230	13.0349
	10/24/08	-33	14.0025
	10/20/08	-116	16
	10/17/08	-41	15.11
	10/16/08	-33	15.5
	10/14/08	-188	16
	10/13/08	-230	16
	10/10/08	-8	15.6
	10/09/08	-49	15.43
	10/08/08	-8	15.75
	10/07/08	-99	15.4417
	10/06/08	-33	15.5
	10/02/08	-82	15.3
	10/01/08	-89	15.6195
	10/01/08	-299	15.3136
	09/30/08	-189	16.35
	09/26/08	-8	18.25
	09/24/08	-177	18.636
	09/19/08	-47	19
	09/18/08	-16	19.06
	09/17/08	-82	19.03
	09/17/08	-15	19.5
	09/16/08	-41	21.29
	09/15/08	-82	21.0765
	09/12/08	-99	21.5317

	09/10/08	-8	22.22
	09/09/08	-16	21.275
	09/05/08	-668	21.5038

	Date	Shares	Average Price
Loeb Arbitrage B Fund LP	10/27/08	-344	13.0349
	10/24/08	-49	14.0025
	10/20/08	-173	16
	10/17/08	-62	15.11
	10/16/08	-50	15.5
	10/14/08	-280	16
	10/13/08	-344	16
	10/10/08	-12	15.6
	10/09/08	-74	15.43
	10/08/08	-12	15.75
	10/07/08	-147	15.4417
	10/06/08	-49	15.5
	10/02/08	-123	15.3
	10/01/08	-110	15.6195
	10/01/08	-369	15.3136
	09/30/08	-282	16.35
	09/26/08	-12	18.25
	09/24/08	-264	18.636
	09/19/08	-70	19
	09/18/08	-25	19.06
	09/17/08	-123	19.03
	09/17/08	-22	19.5
	09/16/08	-61	21.29
	09/15/08	-123	21.0765
	09/12/08	-147	21.5317
	09/10/08	-12	22.22
	09/09/08	-25	21.275
	09/05/08	-996	21.5038

	Date	Shares	Average Price
Loeb Offshore B Fund, Ltd.	10/27/08	-130	13.0349
	10/24/08	-19	14.0025
	10/20/08	-65	16
	10/17/08	-23	15.11
	10/16/08	-19	15.5
	10/14/08	-106	16
	10/13/08	-130	16
	10/10/08	-5	15.6
	10/09/08	-28	15.43

	10/08/08	-5	15.75
	10/07/08	-56	15.4417
	10/06/08	-19	15.5
	10/02/08	-46	15.3
	10/01/08	-34	15.6195
	10/01/08	-116	15.3136
	09/30/08	-107	16.35
	09/26/08	-5	18.25
	09/24/08	-100	18.636
	09/19/08	-26	19
	09/18/08	-9	19.06
	09/17/08	-46	19.03
	09/17/08	-8	19.5
	09/16/08	-23	21.29
	09/15/08	-46	21.0765
	09/12/08	-56	21.5317
	09/10/08	-5	22.22
	09/09/08	-9	21.275
	09/05/08	-376	21.5038

	Date	Shares	Average Price
Loeb Marathon Fund LP	10/27/08	-341	13.0349
	10/24/08	-49	14.0025
	10/20/08	-171	16
	10/17/08	-61	15.11
	10/16/08	-49	15.5
	10/14/08	-278	16
	10/13/08	-342	16
	10/10/08	-12	15.6
	10/09/08	-73	15.43
	10/08/08	-12	15.75
	10/07/08	-146	15.4417
	10/06/08	-49	15.5
	10/02/08	-122	15.3
	10/01/08	-37	15.6195
	10/01/08	-125	15.3136
	09/30/08	-278	16.35
	09/26/08	-12	18.25
	09/24/08	-260	18.636
	09/19/08	-68	19
	09/18/08	-24	19.06
	09/17/08	-121	19.03
	09/17/08	-22	19.5
	09/16/08	-60	21.29

09/15/08	-121	21.0765
09/12/08	-145	21.5317
09/10/08	-12	22.22
09/09/08	-24	21.275
09/05/08	-980	21.5038

	Date	Shares	Average Price
Loeb Marathon Offshore Fund, Ltd.	10/27/08	-229	13.0349
	10/24/08	-33	14.0025
	10/20/08	-115	16
	10/17/08	-41	15.11
	10/16/08	-33	15.5
	10/14/08	-187	16
	10/13/08	-230	16
	10/10/08	-8	15.6
	10/09/08	-49	15.43
	10/08/08	-8	15.75
	10/07/08	-98	15.4417
	10/06/08	-33	15.5
	10/02/08	-82	15.3
	10/01/08	-23	15.6195
	10/01/08	-78	15.3136
	09/30/08	-186	16.35
	09/26/08	-8	18.25
	09/24/08	-174	18.636
	09/19/08	-46	19
	09/18/08	-16	19.06
	09/17/08	-81	19.03
	09/17/08	-15	19.5
	09/16/08	-41	21.29
	09/15/08	-81	21.0765
	09/12/08	-97	21.5317
	09/10/08	-8	22.22
	09/09/08	-16	21.275
	09/05/08	-658	21.5038

_________________

** Shares of Common Stock purchased for the accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NASDAQ.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB PARTNERS CORPORATION

Date: October 28, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT, LLC, G.P.

Date: October 28, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE FUND LTD.

Date: October 28, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB ARBITRAGE B FUND LP
By: LOEB ARBITRAGE B MANAGEMENT, LLC, G.P.

Date: October 28, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE B FUND LTD.

Date: October 28, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON FUND LP
By: LOEB ARBITRAGE MANAGEMENT, LLC, G.P.

Date: October 28, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON OFFSHORE FUND, LTD.

Date: October 28, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President